Filed by Golden Oval Eggs, LLC pursuant To Rule 425 Under the Securities Act of 1933 Subject Company: Golden Oval Eggs, LLC Commission File No.: 333-112533

[GOLDEN OVAL EGGS LETTERHEAD]

May 28, 2004

Dear Golden Oval Eggs Shareholder:

        We'd like to take this opportunity to provide you with a quick update on the proposed conversion to a Limited Liability Company (LLC). During April we held our annual meeting and informational meetings. At that time we reported that we hoped to hold a vote on the proposed conversion in May. However, due to the complexity of the transaction, the process has taken longer than was anticipated. We now hope to hold the vote during June.

        As the process has continued, we have reviewed the timing of the proposed conversion. Given that we are nearly 10 months into the fiscal year, we have determined it would be logical to work toward a conversion date to coincide with the fiscal year end, August 31.

        We are working with the SEC to respond to the latest round of comments. Upon the S-4 registration statement being declared effective, we will distribute the document to all shareholders. You will also receive a notice of a special meeting for the purpose of voting on the proposed conversion. This special meeting will take place as soon as practical after the registration statement has been declared effective, but ballots may also be returned by mail.

        We appreciate your patience during the past few months. We look forward to providing you with further information as it is available.

Sincerely,
/s/ DANA PERSSON Dana Persson President & CEO	/s/ MARVIN BREITKREUTZ Marvin Breitkreutz Chairman, Board of Directors

        Golden Oval Eggs, LLC (the "LLC"), a wholly owned subsidiary of Midwest Investors of Renville, Inc. d.b.a. "Golden Oval Eggs" (the "Cooperative") has filed a registration statement on Form S-4 (File No. 333-112533) with the Securities and Exchange Commission (the "SEC") in order to allow for the occurrence of the possible conversion described above. Once the registration statement is declared effective by the SEC, a joint disclosure statement—prospectus will be distributed for free to the Cooperative's members. Members of the Cooperative are urged to read the joint disclosure statement—prospectus because it will contain important information about the Cooperative and the LLC, the conversion and related matters. Members will also be able to obtain a free copy of the joint disclosure statement—prospectus at the SEC's web site (www.sec.gov).

        This communication contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We are not under any duty to update the forward-looking statements contained in this communication. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.